UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

THERMO FISHER SCIENTIFIC INC.

(Exact name of registrant as specified in its charter)

Delaware	1-8002	04-2209186
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

81 Wyman Street Waltham, MA	02454
(Address of principal executive offices)	(Zip Code)

Seth H. Hoogasian (781) 622-1000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Introduction

This Form SD for Thermo Fisher Scientific Inc. (“Thermo Fisher,” the “Company,” “we,” or “our”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1, 2013 to December 31, 2013.

In accordance with this regulation, we designed and executed a supply chain due diligence process in accordance with Annex I of the Organisation for Economic Co-operation and Development’s (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) as outlined in this Form SD and detailed in the accompanying Conflict Minerals Report.

Company Overview

Thermo Fisher is a Delaware corporation and was incorporated in 1956. The company completed its initial public offering in 1967 and was listed on the New York Stock Exchange in 1980. Thermo Fisher has approximately 50,000 employees and serves more than 400,000 customers within pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as environmental, industrial quality and process control settings. We serve our customers with products through three premier brands, Thermo Scientific, Life Technologies, and Fisher Scientific. Our mission is to enable our customers to make the world healthier, cleaner and safer by helping our customers accelerate life sciences research, solve complex analytical challenges, improve patient diagnostics and increase laboratory productivity. In line with this mission, we are committed to the responsible sourcing of materials used in our products, and we strive to interact with partners who share these values.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Our overall process for conflict minerals included steps such as designing our conflict minerals program, setting our expectations for our supply base in a conflict minerals statement, designing and executing a reasonable country of origin inquiry (“RCOI”), and performing some supply chain due diligence. Some of these items are described below, but for a more detailed description please see our full Conflict Minerals Report.

Conflict Minerals Program

In response to the SEC’s Conflict Minerals Rule, we assembled a conflict minerals project team; which is led by a dedicated Project Manager. The goal of this Project Team is to build a strong foundation within and outside of our organization and, with our supply chain partners, to strive for a transparent and responsible supply chain to support conflict minerals reporting for 2013 and in future years.

Conflict Minerals Statement

On August 22, 2012, the U.S. Securities and Exchange Commission (“SEC”) published regulations implementing Section 1502 of the Dodd Frank Wall Street Reform and Consumer Protection Act governing Conflict Minerals.

The term “Conflict Minerals” in this context refers to specific minerals originating from mines controlled by armed groups in the Democratic Republic of the Congo or adjoining countries. The specific minerals are:

•	tin (cassiterite);

•	tungsten (wolframite);

•	tantalum (columbite-tantalite or coltan); and

•	gold.

Thermo Fisher is committed to the responsible sourcing of materials used in our products, and we strive to interact with partners who share these values. To meet our objective, we will:

•	Continue to develop our Conflict Minerals governance program to oversee compliance with this initiative;

•	Educate our supply base about this important initiative and the requirements for compliance;

•	Identify the usage of Conflict Minerals within our supply chain through a series of Reasonable Country of Origin Inquiries;

•	Perform additional supply chain due diligence that follows the framework of the Organisation for Economic Co-operation and Development in order to meet SEC reporting requirements; and

•	Prepare appropriate disclosures to the SEC regarding our findings.

Our conflict minerals policy provides that suppliers to Thermo Fisher are required to commit to being or becoming “conflict-free.” Our suppliers are expected to perform similar due diligence on their own supply chains in order to provide reliable responses to Thermo Fisher’s supplier questionnaire used in Thermo Fisher’s Conflict Minerals reporting and compliance.

RCOI and Due Diligence Process

To conduct our RCOI, we first identified suppliers who were likely to provide us parts containing tin, tungsten, tantalum, or gold. Throughout this process, we enlisted the assistance of the Company’s sourcing experts to ensure that our scoping approach was thorough and reasonable. To ensure the identified suppliers understood our expectations when they completed our RCOI survey, we prepared detailed supplier training material as well as a survey tutorial that accompanied our RCOI invitation. During the survey window, we were active in answering questions from our supply base and encouraging suppliers to respond with all smelters used in their processes. After compiling and reviewing these survey results, we contacted a portion of our supply base for further inquiry of their survey results to ensure their conflict minerals processes were aligned with our due diligence standards. During this outreach, we worked with our supply base to help them improve their own conflict minerals programs and processes which we expect will improve our own reporting in future years.

After performing our supply chain due diligence, we have determined that we manufacture products in which tin, tungsten, tantalum, and gold are necessary to the functionality or production, however our analysis is an ongoing process. Please refer to the attached Conflict Minerals Report for further details.

Published Results. A copy of this Form SD and attached Conflict Minerals Report in accordance with Rule 12b-12 (17 CFR 240.12b-12) may be found publicly on our internet website at: http://www.thermofisher.com.

Item 1.02 Exhibit

Based on our Reasonable Country of Origin inquiry, and subsequent due diligence, we are attaching as an exhibit to this Form SD the Conflict Minerals Report required by Item 1.01.

Section 2 – Exhibits

Item 2.01 Conflict Minerals Report

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 30, 2014	By:	/s/ Seth H. Hoogasian
	Name:	Seth H. Hoogasian
	Title:	Senior Vice President, General Counsel and Secretary